Filed by Entercom Communications Corp.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: Entercom Communications Corp. and CBS Radio Inc.

Date: July 31, 2017

This filing relates to a proposed business combination involving

Entercom Communications Corp. and CBS Radio Inc.

(Subject Company Commission File No.: 001-14461)

Entercom Communications Corp. NYSE: ETM

Q2 2017 Earnings Call Transcripts

Friday, July 28, 2017 2:00 PM GMT

Call Participants

EXECUTIVES

David J. Field

CEO, President & Director

Richard J. Schmaeling

Chief Financial Officer and

Executive Vice President

Presentation

Operator

Good morning, and welcome to Entercom’s Second Quarter 2017 Earnings Release Conference Call. [Operator Instructions] This conference is being recorded. If you have any objections, you may disconnect at this moment.

I would like to introduce your first speaker for today’s call, Mr. Rich Schmaeling, CFO and Executive Vice President. Sir, you may begin.

Richard J. Schmaeling

Chief Financial Officer and Executive Vice President

Thank you, Sean, and good morning, everyone. I’d like to welcome you to our 2Q earnings call. This call is being recorded and a replay will be available on our company website shortly after conclusion of today’s call available by telephone at replay number noted in our release. With our notice of today’s call, we ask you to submit your questions in advance of this call.

Should the company make any forward-looking statements, such statements are based upon current expectations and involve risks and uncertainties. The company’s actual results could differ materially from those projected. Additional information concerning factors that could cause actual results to differ materially are described in the company’s SEC filings on Form S-4, 10-Q, 10-K and 8-K. We assume no obligation to update any forward-looking statements.

During this call, we may make reference to certain non-GAAP financial measures. We refer you to our website at entercom.com for reconciliation of such measures and other pro forma financial information. I’ll now hand the call over to David Field, CEO of Entercom.

David J. Field

CEO, President & Director

Thanks, Rich. Good morning, everybody. Welcome to our second quarter earnings call. As you noticed, it’s quite a busy time at Entercom as we continue to look across many fronts on our planning and preparation for our impending merger with CBS Radio. We’ve made great progress over the past few months and are very much looking forward to closing the transaction, which remains on track for later this year. There can be a tendency to attach inflated rhetoric in these situations, but this truly is a transformational deal that will add great value to Entercom and, I believe, the entire radio industry. Entercom will emerge as a preeminent radio broadcaster with, for the first time, the scale to compete far more effectively against other media for significantly larger shares of advertising. We will be the #1 provider of original local audio content in the United States, providing customers with the opportunity to connect with our massive local audiences through our local radio brands and personalities and a robust lineups of local events and digital assets. At a time when advertisers are increasingly frustrated with other advertising platforms, we will provide a compelling cost-effective alternative and the ability to deliver turnkey marketing solutions across virtually all the top 50 markets. Radio was long been overlooked and undervalued as a medium. And now that radio will have a second fully scaled player while other media are being significantly disrupted, the opportunity and upside here for the new company are great. And Entercom will have a strong and compelling financial profile with total leverage of approximately 4x in a business model that generates outstanding free cash flow and supports an attractive dividend.

I’ll start this morning by reviewing our second quarter results and then provide you with an update on our progress on the merger and a few other developments. Second quarter revenues were up 3% as reported. These results included the impact of our late 2016 acquisition of stations in Charlotte. On a same-station basis ex political, revenues were up 1%.

Second quarter costs ran higher than normal, largely due to Charlotte and a few onetime items. In addition, as we continue to build the organization in anticipation of becoming a significantly larger company, we have taken on some additional operating expenses that are inflating our costs. On a same-station basis, expenses were up 5%. And as we have already noted, we expect the transaction to generate net synergies of at least $25 million conservatively. So when the dust settles, we expect to deliver meaningful margin expansion across the new company. Rich will provide you with some additional color in a few minutes.

A few other notes on second quarter. Local and national performed comparably. We had solid growth in both events in digital led by a strong performance from our SmartReach Digital product suite and political was down about $500,000 in this nonelection year. We gained revenue share in a significant majority of our markets during the quarter. Our best-performing categories were professional services, home furnishings and improvements and television cable. And our best-performing markets were Atlanta, Miami, Indianapolis and Milwaukee. But I also want to give a shout out to Charlotte, which in its first full quarter under Entercom ownership, delivered strong revenue and broadcast cash flow growth under the new leadership and the new practices that we introduced.

As we look to the third quarter, business conditions remain a bit tepid. July finished down low single digits on a same-station basis. As we have seen in recent quarters, business is being placed later than last year and so we expect improvement as we work our way through the quarter. Our results are also being impacted by weakness in 3 of our markets, most notably Denver. Excluding these 3 markets, the quarter is pacing flat. That said, all in, we would expect third quarter to finish down low single digits on a same-station basis.

I have a number of updates on the CBS transaction as we continue our work across multiple fronts, preparing for this transformational merger. We’ve made good progress towards completing the transaction. We are well along in our post-merger integration work, developing our plans to optimize our structure, practices and strategies to ensure we move quickly and effectively to capitalize on the opportunities in front of us. And we have entered into letters of intent on all of our planned divestitures with strong interest from a significant number of various parties for the various stations, and we are pleased with the outcome of this process. That said, we are still working to achieve approval from the Department of Justice on the divestiture plan and are in the midst of that process. We believe we’ll remain on schedule for closing in the second half of this year.

We also continue to make great progress in our plans to field a best-in-class leadership teams for the organization composed of highly talented executives from CBS, Entercom and other top organizations. On our last call, we introduced Rich Schmaeling, our new Chief Financial Officer; and Mike Dee, our President of Sports, who joined us with outstanding track records from LIN and Dow Jones and the Red Sox Dolphins and Padres, respectively. Both have made their presence felt quickly as terrific leaders, who are making a great impact in the organization as we plan ahead.

And earlier this month, we added Susan Larkin, one of the industry’s top up-and-coming operating executives, who joins us from Cox Media, where she served as a regional Vice President. She will have a similar role at Entercom, and we are thrilled to have her on our team.

Earlier this week, we announced the contract extension with Weezie Kramer, our Chief Operating Officer, which will keep her in that role through the end of 2020. Simply put, there is no stronger COO in the business. She sets a standard of excellence for all of us every single day. In summary, we’re really pleased with how our leadership is coming together.

From the beginning, we have expressed our great enthusiasm for the perfect strategic fit and transformative power of this unique combination of 2 companies with proud histories. Together, we’ll create the country’s #1 creator of original local audio content, and the company is second to none in its coverage of the top 50 U.S. markets. We’ve expressed our great respect for the quality of the iconic CBS Radio brands and their highly talented team of managers and personalities. It’s important to understand that the CBS Radio platform is strong and includes many of the best radio brands in the U.S., including an unrivaled lineup of the most important sports and news stations and many of the country’s best music stations as well. Together, post merger, the company will benefit from being a focused pure-play industry leader with scale, an outstanding set of combined assets in a best-in-class leadership team that will compete boldly and aggressively. We’ll capitalize our net synergies that we’ve conservatively estimated at

$25 million, but we will also free up additional resources to increase investment in a number of strategic growth initiatives, including brand research, marketing, programming, national business development and data and analytics. And these considerations, among others, make us confident that we’ll be positioned to achieve significantly stronger operating results going forward.

And one area of the business we’re particularly excited about is sports. Post merger, we will have an outstanding platform of most of the country’s leading sports talk stations and personalities, and we’ll be home to close to 50 Pro and dozens of college teams plus the CBS sports radio network. We believe this platform positions Entercom to attract significant interest from major national advertisers, who have either been nonusers or very light users of radio. And as I noted earlier, we will have a strong team led by top sports executive, Mike Dee, spearheading our business development and entrepreneurial efforts to capitalize on this terrific opportunity.

So to summarize on the CBS merger, we just see a tremendous breadth of meaningful drivers through significant, sustainable organic growth in the quarters and years ahead, enhanced operating performance, synergies, a robust national business development effort, other scale-based opportunities, sports, digital, events, improved radio industry dynamics and the use of the company’s large free cash flow, all offer significant potential impact on the company’s future growth rate.

Now turning to a few other developments. We take note of the exploding new category of smart speakers, which are clearly going to drive a significant increase in audio consumption in the home. Consumer research shows that one of the primary uses of the Amazon Alexa and Google Home is audio listening. While, of course, portions of that listening will go to audio sources other than AM and FM stations, it is clear that it will drive the audio category a bit large and also create additional advertiser interest in audio marketing.

And I’m also pleased to announce that in addition to our regular quarterly dividend of $0.075 per share, our Board of Directors has approved a special dividend of $0.20 per share payable on August 30 to shareholders of record as of August 15. Special dividend was agreed to as means of value leveling during the merger negotiations with CBS and represents just 12% of our trailing 12-month free cash flow.

We are stocked down quite a bit over the past couple of months on heavy premerger trading activity. Our stock currently trades at a healthy discount and offers investors in the last 12 months free cash flow yield of over 15%. I won’t add any additional comment other than to note that we are extreme excited about the opportunities ahead and look forward to closing the transaction and rewarding our investors in the quarters and years to come.

And with that, I’ll turn it over to Rich before we answer your questions. Thank you.

Richard J. Schmaeling

Chief Financial Officer and Executive Vice President

Thanks, Stephen, and good morning again, everyone. Let me start by highlighting that starting in 2Q, we revised our accounting for our digital marketing services product line, SmartReach Digital in order to account for its revenue on a gross basis and to include the related cost of goods sold in station operating expenses versus our prior treatment of classifying those costs as a deduction from revenue. Please note that we have reflected this revision in all periods presented so as not to distort the year-over-year comparisons.

For the second quarter, our net revenues came in at $125 million, up 3% versus $121.6 million in the prior year. On a same-station basis, our second quarter net revenues were up 1%, excluding political. Our station operating expenses for the quarter increased by $7.3 million or 9% to $91 million. After factoring recent acquisitions, our same-station operating expenses increased by close to 5%, and most of this increase is attributable to strong growth at SmartReach Digital and other items specific to the quarter. We expect our same-station expense growth to moderate in 3Q and to be about consistent with the growth — low single-digit growth we experienced in 1Q.

Our corporate expenses for the quarter were up about $0.5 million year-over-year to $7.8 million, largely due to a few new positions added in anticipation of the merger with CBS Radio and a couple of other items not likely to recur next quarter. We expect our corporate expenses will be in the same ballpark in 3Q, and that we will be towards the high end of our previous guidance range at about $32 million for the full year.

We incurred $5.8 million of M&A cost in the quarter related to the CBS Radio transaction and expect to spend a similar amount in 3Q. We are progressing through the regulatory approval process and now anticipate we will close during the fourth quarter. This timing is about consistent with other recent broadcast transactions, and the process is painfully slow. We are anxious to get through closing and on to executing our integration plans. Joint Entercom and CBS Radio integration teams have been hard at work for the past several months, and our detailed plans are starting to take shape. We expect that we will meet or exceed our $25 million net cost synergy target and create meaningful capacity to make a number of targeted investments to fuel growth as discussed by David. We will provide further specific guidance on our integration plans in the fall, including the phasing of our net cost synergies, more color in our investments to fuel growth and more specificity about anticipated revenue synergies.

As we get deeper and get the opportunity to work more closely with our CBS Radio colleagues, we only get more excited about the potential for this combination, which we view to be game-changing. The M&A costs we are incurring about $16 million in total year-to-date are not all tax deductible, and this is the key driver why you will see that our year-to-date effective tax rate is elevated.

Turning to our balance sheet. We ended the quarter with approximately $458 million outstanding on our term loan facility and $9.5 million on our revolver, up just slightly from where we were at the end of 1Q. Our consolidated leverage at June 30 as defined on our credit agreement was 4.3x. Some of this increase is being driven by the over $16 million of merger-related costs we’ve incurred year-to-date and due to the fact that under our revolving credit agreement, only about $10 million of these costs are permitted to be added back. In fact, we calculated that our leverage will be 4x, excluding the impact of the merger transaction.

We do now expect that our merger divestiture package, which includes a healthy mix of swaps, will also generate a meaningful amount of after-tax proceeds that we will use to retire debt at closing later this year. And at closing, we still expect on a pro forma combined basis that our total leverage will be about 4x.

Our 2Q capital expenditures were $4.3 million. As previously discussed, we have several office and facility — studio facility relocation projects underway this year that is causing our capital expenditures to be somewhat higher than normal. For the full year, CapEx is still expected to be within the range of $14 million to $16 million. We also announced this morning our normal quarterly dividend of $0.075, which will be paid on September 15, and we are excited to announce a special dividend of $0.20 per share, which, as discussed by David, was negotiated with CBS as part of the merger transaction. This dividend will be paid on August 30 and will total about $8 million.

With that, we’ll now go to your questions.

Question and Answer

Richard J. Schmaeling

Chief Financial Officer and Executive Vice President

David, one of the question we got was, why has CBS Radio over the last few quarters or so been trending lower than Entercom? What are the differences between the 2 companies? Anything you see that’s significant?

David J. Field

CEO, President & Director

Look, we’ve had an opportunity, obviously, as you know, Rich, to spend a lot of time and go a lot deeper into the organization, and I personally have visited virtually every single CBS market. In some cases, twice. And other members of our team have also had a chance to spend lots of time visiting as well. And there is nothing inherently wrong or broken with the CBS position. In fact, they have strong brands. They have some outstanding leaders, dedicated leaders across the country, and we see lots of opportunities for improvement and to regain momentum. I think there’s no question that they will benefit also from being part of a focused pure-play company and having certainty in their future. And so taking that all into account, we are confident that we’ll be able to accelerate performance as we move ahead.

Richard J. Schmaeling

Chief Financial Officer and Executive Vice President

Thank you. And one other question was, if you look at our revenue growth for the quarter, up 1% ex political on a same-station basis, what is that growth without the accounting change we discussed for SmartReach Digital? And the answer there is about flat. One other questions we received, David, was sources of digital growth. And what is our strategy going forward in combination with CBS Radio?

David J. Field

CEO, President & Director

Yes, I mean, we had a nice quarter from SmartReach Digital, which has begun to accelerate. So we’re pretty happy with where that -- how that’s playing out. And it’s too early to for us to talk about our digital plans. And in terms of the new entity, other than for me to just say that we are really excited about where it’s going. And again, with the basis of scale and the unique set of assets and content that we will have in the organization, it does present us with some interesting opportunities to grow our digital businesses. I should also add that we made some management announcements a couple of weeks ago, and I’m happy to announce that J.D. Crowley, who heads up the digital for CBS, will be -- CBS Radio, will be continuing in that role in the new company going forward, and very excited about his leadership.

Richard J. Schmaeling

Chief Financial Officer and Executive Vice President

Thank you. And then there’s rumors abound that one of our competitors has hired an adviser to help them evaluate strategic alternatives, including a sale. Is Entercom interested?

David J. Field

CEO, President & Director

No.

Richard J. Schmaeling

Chief Financial Officer and Executive Vice President

And David, how has the auto category performed in this last quarter?

David J. Field

CEO, President & Director

Well, it was off a little bit in this past quarter.

Richard J. Schmaeling

Chief Financial Officer and Executive Vice President

And then post merger, will Entercom be a full taxpayer? And the answer to that question is no. We will be a taxpayer, but the NOLs that Entercom has will survive the merger, but be limited under Section 382. But when you look at company’s projected effective tax rate over the first 5 years, we expect our effective cash tax rate to be in the low 30s. David, another question we received is we mentioned that our divestiture package will have a healthy mix of swaps. Have we received a lot of interest in the stations that are — that will have to be divested?

David J. Field

CEO, President & Director

Yes, as I mentioned, we have letters of intent now on all of the planned divestitures, again, subject to DOJ approval. We are really happy with the level of interest and enthusiasm for the various properties that we’re divesting and at a multiple — at multiple scenarios that we were looking at. And again, very happy with the outcomes in terms of what it means vis-à-vis our financials going forward and our — frankly, our station footprint going forward.

Richard J. Schmaeling

Chief Financial Officer and Executive Vice President

Great. And last question, David. When you think about the objectives for the combined company, you’ve said repeatedly that one of the key goals, to take share from other media and to grow the radio pie. And so can you give us an update on the competitive dynamics versus television, given that goal?

David J. Field

CEO, President & Director

Well, I would just say that no question that radio has punched beneath its weight class for years. And that as the usage trends in this country continue, we see radio as the least disrupted medium among major media. And radio has emerged as the #1 in reach medium, outstanding ROI data and so on and so forth. And this platform gives us the scale and the resources to be able to compete far more effectively for larger shares of ad dollars against other media. And I think you’ll see us put some resources behind that effort. And we’ve begun that effort already on the Entercom side, and we think there’s a great opportunity there to see radio get a larger share of the media mix as advertisers continue to rethink how they want to allocate funds in their various advertising and marketing plans.

Richard J. Schmaeling

Chief Financial Officer and Executive Vice President

Well, thank you, David. And thank you to everyone for attending our second quarter earnings release. Sean, that wraps it up, and thank you very much.

David J. Field

CEO, President & Director

Thank you all. Bye now.

Operator

And that concludes today’s conference. Thank you all for your participation. You may disconnect at this moment.

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed combination with CBS Radio (as defined below); risks associated with tax liabilities, or changes in U.S. federal tax laws or interpretations to which they are subject; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including advertiser clients, employees and competitors; a decline in advertising revenue and the seasonality of advertising revenue; intense competition in the broadcast radio and media distribution industries; impact on advertising rates and revenues due to technological changes and failure to timely or appropriately respond to such changes; ability to attract new and retain existing advertiser clients in the manner anticipated; increases in or new royalties; high fixed costs; ability to hire and retain key personnel; failure to protect our intellectual property; availability of sources of funding on favorable terms or at all; changes in legislation or governmental regulations affecting the companies; economic, social or political conditions that could adversely affect the companies or their advertiser clients; conditions in the credit markets; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”) by Entercom Communications Corp. (“Entercom”) and CBS Corporation (“CBS”) (to the extent they relate to CBS Radio Inc. and its relevant subsidiaries (“CBS Radio”)). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information has been and will be filed with the SEC

Entercom has filed with the SEC a registration statement on Form S-4, which will constitute a prospectus of Entercom, and a proxy statement relating to the special meeting of Entercom shareholders (together, the “proxy statement/prospectus”), CBS will file with the SEC a Schedule TO with respect to the proposed exchange offer and CBS Radio has filed with the SEC a registration statement on Form S-1 and Form S-4 that will constitute a prospectus of CBS Radio (together with the proxy statement/prospectus and the Schedule TO, the “Disclosure Documents”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE DISCLOSURE DOCUMENTS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENTERCOM, CBS, CBS RADIO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Disclosure Documents and other documents filed with the SEC on Entercom’s website at www.entercom.com (for documents filed with the SEC by Entercom) or on CBS’s website at www.cbs.com (for documents filed with the SEC by CBS).

Participants in the Solicitation

Entercom, CBS, CBS Radio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Entercom in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Entercom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding Entercom’s and CBS’s directors and executive officers is contained in Entercom’s and CBS’s respective Annual Reports on Form 10-K for the year ended December 31, 2016, and their Proxy Statements on Schedule 14A, filed on March 17, 2017 and April 7, 2017, respectively, which have been filed with the SEC and can be obtained free of charge from the sources indicated above.